January 21, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention:	Ms. Christine Allen, Staff Accountant Mr. Scot Foley, Staff Attorney Ms. Suzanne Hayes, Branch Chief Mr. Jim Rosenberg, Senior Assistant Chief Accountant Ms. Lisa Vanjoske, Assistant Chief Accountant
Re:	Oncothyreon Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A File No. 001-33882
Ladies and Gentlemen:
     Oncothyreon Inc. (the “Company”) submits this letter in response to your letter of December 22, 2009 (the “Staff Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering in the Staff’s comment letter.
     Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for the supplemental copies of the agreements provided to the Staff pursuant to Comment 1 and a subsequent telephonic request by the Staff. The Commission has previously granted the Company’s requests for confidential treatment of portions of these agreements and, therefore, the Company requests that these agreements be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. If the Staff receives a request for access to the agreements, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. All notices, orders and requests for substantiation of this confidential treatment request should be directed to:
Oncothyreon Inc.
2601 Fourth Avenue, Suite 500
Seattle, Washington 98121
Attention: Chief Executive Officer
Phone: (206) 801-2100
Fax: (206) 801-2111
     In response to Comments 1-5 contained in the Staff Letter, the Company has presented revised disclosure, which will be included in substantially similar form in the Company’s upcoming filing of its Form 10-K for the fiscal year ended December 31, 2009. Also, in response to Comment 7 in the Staff

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

Letter, the Company has included proposed disclosure to be included in substantially similar form in the Company’s Definitive Proxy Statement on Schedule 14A for the 2010 Annual General Meeting of Stockholders.
Form 10-K for the fiscal year ended December 31, 2008
General
1.	Please provide us with a supplemental, unredacted copy of your Amended and Restated License Agreement between Biomira Management and Merck KGaA dated December 18, 2008. You should request Rule 83 treatment for the agreement as we have granted a request for confidential treatment for portions of the agreement.

As requested, supplemental, unredacted copies of the Amended and Restated License Agreement between Biomira Management Inc. and Merck KGaA dated December 18, 2008 have been sent under separate cover to the above address. Also, as requested in a telephone conversation with a member of the Staff on January 8, 2010, supplemental, unredacted copies of the Amended and Restated Collaboration Agreement between Biomira B.V. and Merck KGaA effective March 1, 2006 and the Amended and Restated Supply Agreement between Biomira International Inc. and Merck KGaA effective March 1, 2006 have been sent under separate cover to the above address.
Item 1. Business, page 1
Our Strategic Collaboration with Merck KGaA, page 8
2.	Please expand your discussion of the existing license agreement you have with Merck KGaA to disclose the aggregate potential milestone payments and the total amount of payments made to date under the agreement and the agreements that the December 18, 2008 agreement replaced. Additionally, as we have granted a request for confidential treatment of the royalty rate, please disclose a reasonable range, e.g. “single digits,” “teens,” or “twenties.”

The Company acknowledges the Staff’s comment and proposes the following revised disclosure, with new language underlined and deletions of existing text struck through:

“In May 2001, we and Merck KGaA entered into a global product development, licensing and co-promotion collaboration for our then two most advanced therapies, Stimuvax vaccine and Theratope vaccine. The collaboration covered the entire field of oncology for these two products. We received an up-front cash payment and Merck KGaA made an equity investment in us upon entering into the collaboration. In 2004, Merck KGaA returned our development and commercialization rights to Theratope. Development of Theratope has been subsequently discontinued and we do not currently plan further clinical development. In August 2007 we entered into amended and restated collaboration and supply agreements with Merck KGaA, pursuant to which Merck KGaA assumed world-wide responsibility for the clinical development

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

and marketing of Stimuvax, while we retained responsibility for manufacturing and process development.

On December 18, 2008, we entered into a new license agreement with Merck KGaA pursuant to which the amended and restated collaboration and supply agreements were replaced. Under the new license agreement, (1) we licensed to Merck KGaA the right to manufacture Stimuvax and transferred certain manufacturing know-how in return for an upfront payment of approximately $10.5 million, (2) the royalties rates on net sales to which we are entitled if Stimuvax is commercialized were reduced by a specified amount which we believe is consistent with our estimated costs of goods, manufacturing scale up costs and certain other expenses assumed by Merck KGaA, (3) the steering committee, consisting of our representatives and representatives of Merck KGaA, responsible for the clinical testing, development and manufacture of Stimuvax was abolished (although we continue to be entitled to certain information rights with respect to clinical testing, development and manufacture of Stimuvax) and (4) if we intend to license the development or marketing rights to BGLP40, Merck KGaA will have a right of first negotiation with respect to such rights.

Under the December 2008 license agreement we ~~will~~ may receive cash payments of up to $90 million, which figure excludes $2.0 million received on December 31, 2009 pursuant to the terms of the December 2008 license agreement and $19.8 million received prior to the execution of the December 2008 license agreement pursuant to the terms of the predecessor agreements, ~~upon the achievement of a certain process transfer event,~~ for BLA submission for first and second cancer indications, for regulatory approval for first and second cancer indications, and for sales milestones. We understand Merck KGaA plans to investigate the use of Stimuvax in multiple types of cancer. We will receive a royalty based on net sales ranging from a percentage in the mid-teens to the high single digits depending on the territory in which the net sales occur. The royalty rate is higher in North America than in the rest of the world in return for our relinquishing our prior co-promotion interest in U.S. and Canadian sales.

In connection with the entry into the December 2008 license agreement, we entered into an asset purchase agreement pursuant to which we sold to Merck KGaA certain assets related to the manufacture of, and inventory of, Stimuvax, placebo and raw materials, and Merck KGaA agreed to assume certain liabilities related to the manufacture of Stimuvax and our obligations related to the lease of our Edmonton, Alberta, Canada facility. The aggregate purchase price paid by the buyers pursuant to the terms of the asset purchase agreement consisted of approximately $2.5 million, for aggregate consideration payable to us in connection with the new license agreement and the asset purchase agreement of approximately $13.0 million.”
License Agreements, page 9
3.	Please expand your discussion of these three license agreements to include the milestone payment schedule or, alternatively, the aggregate milestone payment you may be required to

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

make. Please also disclose the rate of royalty payments you may be required to make or a reasonable range, e.g. “single digits,” “teens,” or “twenties.”

The Company acknowledges the Staff’s comment and proposes the following revised disclosure, with new language underlined and deletions of existing text struck through:

“We have in-licensed targets and intellectual property from academic institutions for use in our pipeline programs, including the following:

Cancer Research Technology Limited. In 1991, we acquired from Cancer Research Technology Limited (CRTL) of London, England an exclusive world-wide license of CRTL’s rights to the Mucin 1 peptide antigen, or MUC1, found on human breast, ovarian, colon and pancreatic cancer and other types of solid tumor cells for uses in the treatment and diagnosis of cancer ~~and other diseases~~. MUC1 is incorporated in our Stimuvax vaccine. This license agreement was amended and restated in November 2000. Under the terms of ~~this~~ the amended and restated agreement, we are required to ~~make progress-dependent milestone payment and~~ pay royalties on net sales of products covered by issued patents licensed from CRTL. Based on these issued patents, we would be required to pay a royalty on U.S. sales of Stimuvax in the mid single digits until 2018. We are also required to pay certain royalties on sublicense revenue received by us ranging from a percentage in the mid to high single digits. These sublicense royalties will be credited against minimum sublicense royalty payments of $0.75 million made by us in 2001. To date, we have utilized approximately $0.3 million of these credits.

University of Alberta. In 2001, we entered into an exclusive license with the University of Alberta for certain patents relating to natural lipid-A, an adjuvant for vaccine formulations which we use in Stimuvax. Under the terms of this agreement, we have made payments of CDN $0.2 million, and ~~we~~ are required to make progress-dependent milestone payments of up to CDN $0.3 million and to pay royalties at a fraction of a percent on net sales of products covered by issued patents licensed from University of Alberta. Based on these issued patents, this royalty would be due on sales of Stimuvax in the U.S. until 2018.

University of Arizona. In connection with our acquisition of ProlX, we assumed ProlX’s existing license agreements with the University of Arizona and Georgetown University. Pursuant to these agreements, certain intellectual property related to PX-12, PX-478, PX-866 and PX-316 were exclusively licensed to ProlX. We will owe certain progress-dependent milestone payments of up to $1.2 million if all products reached commercialization and royalties on net sales of products covered by the patents licensed from the universities in the low single digits. In addition, we will owe a percentage of certain sublicense payments received, if any, under the PX-478, PX-866 and PX-316 agreements ranging from low double digits until research costs have been recouped to mid double digits thereafter.”

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 54
4.	Please include management’s conclusion of effective or not effective for their evaluation of its disclosure controls and procedures. Include management’s conclusion with the discussion about the evaluation of disclosure controls and procedures. We refer you to Items 307 and 308(a)(3) of Regulation S-K. We note management’s conclusion of its disclosure controls and procedures is inappropriately included under the section “Management’s Annual Report on Internal Control Over Financial Reporting.”

The Company acknowledges the Staff’s comment and proposes the following revised disclosure (which will be appropriately situated in the Form 10-K for the fiscal year ended December 31, 2009) to rectify this unintended omission, with new language underlined and deletions of existing text struck through:

“Under the supervision and with the participation of our management, including our chief executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness, as of December 31, 200~~8~~9, of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The purpose of this evaluation was to determine whether as of the evaluation date our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in our filings with the Securities and Exchange Commission, or SEC, under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and principal financial and accounting officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, which included remediation of the material weakness described below, our chief executive officer and principal financial and accounting officer concluded that, as of such date, our disclosure controls and procedures were effective.”
Management’s Annual Report on Internal Control Over Financial Reporting, page 54
5.	Please provide management’s explicit conclusion of effective or not effective regarding the effectiveness of its internal control over financial reporting in accordance with Item 308 of Regulation S-K.

The Company acknowledges the Staff’s comment and proposes the following revised disclosure to rectify this unintended omission, with new language underlined and deletions of existing text struck through:

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15~~(c)~~(f) and 15d-15~~(c)~~(f) of the Exchange Act. We have designed our internal controls to provide reasonable, but not absolute, assurance that our financial statements are prepared in accordance with U.S. GAAP. Our management conducted an evaluation of the effectiveness of our internal controls based on the criteria set forth in the Internal Control — Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

~~Based on our management’s evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, which included remediation of the material weakness described below, our management concluded that as of December 31, 2008, our disclosure controls and procedures were effective.~~ Deloitte & Touche LLP, Independent Registered Public Accountants, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 200~~8~~9, which report is included within Item 8.”
Notes to the Consolidated Financial Statements, page 28
Note 13. Collaborative Agreements, page F-26
6.	Please revise your disclosure of the collaboration and supply agreements with Merck KGaA to include a description of all your rights and obligations, the performance periods, all deliverables, and the contractual cash flows as stipulated within the May 2001 agreements and the amended and restated agreements in August 2007. Please provide your basis for using the revenue recognition method disclosed and how you determined the payments should be recognized ratably over the remaining patent life of the Stimuvax product. Tell us what consideration was given to using alternative periods of time to ratably recognize revenue, such as but not limited to the contract term. Please match the revenue recognition method used for the milestone payments with that which is disclosed in your revenue recognition policy. Lastly, it appears the registrant is obligated to participate in a Steering Committee as defined in the agreements. Please tell us and disclose how you have incorporated what appears to be an obligation of the company into your EITF 00-21 analysis.

The Company acknowledges the Staff’s comment and will respond under separate cover as soon as possible, and in no event later than February 8, 2010.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
7.	We note your disclosure with respect to “Variable Cash Compensation-Incentive Bonuses” and “Equity-based Incentives.” As these grants appear to be based in considerable part on the

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

achievement of certain undisclosed performance objectives, both by your company as a whole and by the individual named executive officer, please provide us with draft disclosure for next year’s proxy statement which provides the following:
•	The actual performance objectives, both for your company and for each named executive officer; and

•	A discussion of how the level of achievement will affect the actual compensation to be paid.
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the achievement of the each objective.

The Company acknowledges the Staff’s comment and proposes the following draft disclosure, to be included in substantially similar form in the Company’s Definitive Proxy Statement on Schedule 14A for the 2010 Annual General Meeting of Stockholders:
“EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     ...
Variable Cash Compensation — Incentive Bonuses
     We pay performance-based bonuses to our executive officers and other employees pursuant to our performance review policy, which we believe enhances each individual employee’s incentive to contribute to corporate objectives and aligns their interests with our stockholders.
     Under the performance review policy, our executive officers and employees are eligible to receive bonuses based on achievement of pre-established corporate and individual performance goals, but the weighting among the goals is individualized to each person to reflect his or her unique contributions to the company. Each goal is assigned a percentage for each person based on the importance to us that the goal be achieved with respect to that person. Generally, achievement of a particular goal will result in the payment of the expected level of incentive compensation associated with such goal. Partial achievement can result in the payment of less or no incentive compensation and likewise, superior achievement of any performance goal may result in the payment in excess of the target level of incentive compensation; however, there is not a fixed formula for determining the amount of incentive compensation for partial or above target achievement. Rather, in all cases, the compensation committee, with respect to executive officers, and our chief executive officer, with respect to other employees, retains discretion to increase or decrease variable cash incentive compensation as it or he determines appropriate, based on actual achievement against the goals, whether performance is at, above or below the target for the goal.

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

     Typically, the maximum incentive compensation to which an executive officer or employee is entitled is based on a percentage of such individual’s base salary. For example, if (i) an executive’s base salary is $100,000, (ii) he is eligible to receive a bonus up to 50% of his base salary, or $50,000, (iii) the compensation committee has established four performance goals, each weighted at 25% and (iv) the compensation committee determines that the executive has achieved two of the four performance goals, then, the executive would be eligible to receive, subject to the discretion of the compensation committee, a bonus of $25,000.
     Performance goals may be both qualitative and quantitative and are designed to be specific, measurable, relevant to our company, completed within a fixed period of time and defined by significant achievements that go beyond an individual’s job responsibilities. Although performance goals are intended to be achievable with significant effort, we do not expect that every goal will be actually attained in any given year.
     Performance goals are generally split between corporate and personalized individual performance objectives. With respect to our executive officers, 100% of their goals are tied to corporate objectives to reflect the fact that our executive officers make key strategic decisions influencing the company as a whole and thus, it is more appropriate to reward performance against corporate objectives. Reflective of the decreasing level of influence within our company as a whole, with respect to our director-level and senior director-level employees, at least 60% of the performance objectives must be linked to corporate objectives and with respect to non-executive management and senior non-executive management employees, at least 40% of the performance objectives must be linked to corporate objectives. In each case the remaining performance objectives will be linked to personalized individual performance goals based on the nature of the individual’s role within our company. We designed the performance review policy in this manner based on our belief that more senior personnel are in a greater position to influence the achievement of corporate objectives, and therefore, a greater number of their performance goals should be tied to corporate rather than personalized individual objectives.
     Our compensation committee is responsible for setting performance goals, assessing whether such goals have been achieved and determining the amount of bonuses (if any) to be paid with respect to our executive officers, while the chief executive officer bears such responsibility for other employees. Performance goals for the upcoming year are typically established at or shortly after the end of the prior year. Assuming that a determination is made that a bonus has been earned, we will typically pay bonuses to employees shortly after the end of each year and to executive officers shortly after the first scheduled meeting of the compensation committee each year. An individual must remain actively employed by the company through the actual date of payment to receive a bonus.
     The weighting of bonuses between the performance goals varies from executive officer to executive officer based on an analysis of each executive officer’s role and position within the company. For example, because Mr. Karan holds a key leadership position as our corporate controller, we felt it appropriate to more heavily weight his bonus on achievement with respect to a cash position target. As both Dr. Hausman and Dr. Peterson were new employees hired in 2009 and not involved in the goal

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

setting for 2009, neither are reflected in the table below. The allocation between the corporate performance goals for each executive officer for 2009 is set forth in the following table:

						Transfer of
						Corporate
						Activities to
		Market	Phase 2	Pre-Clinical	Strategic	Seattle
	Cash Position	Capitalization	Progression	Assessment	Planning	Headquarters
Named Executive Officer	(1)	(2)	(3)	(4)	(5)	(6)

Robert L. Kirkman	35%	10%	30%	15%	5%	5%
Gary Christianson	20	5	20	15	20	20
Shashi Karan	70	10	—	—	—	20

(1)	As of December 31, 2009, we had sufficient cash and short term investments to fund our operations at least through December 31, 2010, as determined in the discretion of our board of directors.

(2)	Attain a market capitalization of at least $38 million as of December 31, 2009.

(3)	Continued progress through a Phase 2 trial of a product candidate or the license or acquisition of a product candidate in or beyond Phase 2.

(4)	Timely completion of outside assessments of the preclinical package for PX-478 and PX-866.

(5)	Timely establish and implement to the extent possible in 2009 strategic planning with respect to PX-478 and PX-866.

(6)	Completion of the transfer of all corporate activities to the Seattle headquarters by December 31, 2009 within budget.
     In addition to the corporate performance goals set forth above, Mr. Karan was given an additional set of individual performance goals. The 2009 individual performance goals for Mr. Karan related to the establishment of an internal management reporting system (25%), improvements in internal controls (25%), the liquidation of certain company subsidiaries (20%), support of financing activities (20%) and the establishment of an internal system to value goodwill and test for impairment (10%).
     The target and actual bonus amounts for 2009 for our named executive officers were as follows, based on achievement against the corporate performance goals (as discussed above):

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

						2009 Incentive
		Annual Target		Target		Bonus
	Base Salary	as Percentage	Target Bonus	Goals		Actually Paid
Named Executive Officer	($)	of Base Salary	($)	Achieved		($)

Robert L. Kirkman	$375,000	50%	$187,500	70	%(1)	$131,250
Gary Christianson	250,000	35	87,500	80	(2)	70,000
Diana Hausman	290,000	30	87,000	100	(3)	29,000 (3)
Scott Peterson	175,000	25	43,750	100	(3)	18,229 (3)
Shashi Karan	165,000	20	33,000	90	(4)	29,700

(1)	Dr. Kirkman earned 70% of his performance goals based on our achievement against all of the corporate performance goals (as discussed above) except for the achievement of the “Phase 2 Progression” goal, which was not met.

(2)	Mr. Christianson earned 80% of his performance goals based on our achievement against all of the corporate performance goals (as discussed above) except for the achievement of the “Phase 2 Progression” goal, which was not met.

(3)	As both Dr. Hausman and Dr. Peterson were new employees hired in 2009 and not involved in the goal setting for 2009, the compensation committee approved that their bonuses be paid at target for their high level of performance during 2009, pro-rated for their length of service during 2009.

(4)	Mr. Karan earned 90% of his performance goals based on our achievement of the corporate performance goals (as discussed above) and 90% achievement of his individual performance goals (as discussed above).
     In December 2009, the compensation committee approved target percentages for 2010, which percentages remain unchanged from 2009. Dr. Kirkman, Mr. Christianson, Dr. Hausman, Dr. Peterson and Mr. Karan are eligible to receive in 2010 incentive bonuses under our performance review policy of up to 50%, 35%, 30%, 25% and 20%, respectively, of their base salary. The 2010 performance goals for our executive officers are expected to be related to various corporate objectives, including objectives related to our financial condition, development of our product candidates and certain business development activities (although the weighting for such performance goals will differ between such executive officers).
Equity-based Incentives
     We grant equity-based incentives to employees, including our executive officers, in order to create a corporate culture that aligns employee interests with stockholder interests. We have not adopted any specific stock ownership guidelines, and our equity incentive plans have provided the principal method for our executive officers to acquire an equity position in our company.
     Historically, we have granted options to our executive officers under our share option plan. Our share option plan permits the grant of stock options for shares of common stock. All equity incentive

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

programs are administered by our compensation committee. To date, our equity incentive grants have consisted of options under the share option plan.
     The size and terms of any initial option grants to new employees, including executive officers, at the time they join us is based largely on competitive conditions applicable to the specific position. For non-executive officer grants, our compensation committee has pre-approved a matrix showing appropriate levels of option grants for use in making offers to new employees.
     In making its determination of the size of initial option grants for our current executive officers, our board of directors relied in part on survey data and peer group comparisons. On May 3, 2007, Dr. Kirkman, our chief executive officer, received an option to purchase 137,537 shares of our common stock at an exercise price per share of Cdn. $8.04, in connection with the terms of his offer letter, under which he was eligible to receive an additional option award to purchase a number of shares equal to 3% of any shares issued during his first year of employment with us. Such grant has vested or will vest, in four equal annual installments of 34,384 shares on May 3, 2008, 2009, 2010, and 2011. Consistent with the provisions of our share option plan as in effect at the time of grant, the option was priced at the closing price of our shares of common stock on the Toronto Stock Exchange on the day immediately prior to the date of board approval. The exercise prices of all outstanding options granted to Dr. Kirkman prior to April 2008 were based on the Toronto Stock Exchange trading price and were priced in Canadian dollars. Beginning in April 2008, the exercise price of option grants were based on The NASDAQ Global Market trading price and were priced in U.S. dollars. On June 4, 2008, Dr. Kirkman received an additional option to purchase 45,000 shares of our common stock at an exercise price per share of $3.43. This grant has vested or will vest, in four equal annual installments of 11,250 shares on June 4, 2009, 2010, 2011 and 2012. On March 11, 2009, Dr. Kirkman also received an additional option to purchase 100,000 shares of our common stock at an exercise price per share of $1.10. This grant has vested or will vest, in four equal annual installments of 25,000 shares on March 11, 2010, 2011, 2012 and 2013. Also, on December 3, 2009, Dr. Kirkman received an additional option to purchase 200,000 shares of our common stock at an exercise price per share of $4.71. This grant will vest in four equal annual installments of 50,000 shares on December 3, 2010, 2011, 2012 and 2013. Our compensation committee believes that the size and terms of Dr. Kirkman’s stock option grants were reasonable given our early stage of product development and skill requirements for senior management, Dr. Kirkman’s industry experience and background, and equity compensation arrangements for experienced chief executive officers at comparably situated companies.
     In addition, our practice has been to grant refresher options to employees, including executive officers, when our board of directors or compensation committee believes additional unvested equity incentives are appropriate as a retention incentive. For example, in March 2009 and again in December 2009, we granted refresher options to some of our employees (including our executive officers) pursuant to the standard vesting and other terms of our share option plan. We expect to continue this practice in the future in connection with the compensation committee’s annual performance review, generally conducted at the beginning of each year. In making its determination concerning additional option grants, our compensation committee will also consider, among other factors, prior individual performance in his or her role as an executive officer, or employee, of our company, and the size of the individual’s equity

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

grants in the then-current competitive environment. Where our compensation committee has approved option grants for executive officers or other employees during a regular quarterly closed trading window under our insider trading policy, we have priced the options based on the closing sales price of our common stock on the first trading day after the window opened.
     To date, our equity incentives have been granted with time-based vesting. Most new hire option grants vest and become exercisable over a four year period with 25% vesting at the end of the first year of employment and the balance vesting annually after the first anniversary of the grant. We expect that additional option grants to continuing employees will typically vest over the same schedule. Although our practice in recent years has been to provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee may consider alternative forms of equity in the future, such as performance shares, restricted share units or restricted stock awards with alternative vesting strategies based on the achievement of performance milestones or financial metrics.
     As noted above, consistent with the terms of the share option plan and subject to the policy against pricing options during regularly scheduled closed quarterly trading windows, we have historically priced option grants based on the closing sales price of our shares of common stock trading on the Toronto Stock Exchange. On April 3, 2008 our board of directors amended our share option plan to provide that each option granted pursuant to the plan be priced at the closing price of our shares of common stock on The NASDAQ Global Market on the day of the option grant.
     During 2009, we granted, in the aggregate, the following options to our executive officers as follows:

Named Executive Officer	Options (#)

Robert L. Kirkman	300,000
Gary Christianson	130,000
Diana Hausman	80,000
Scott Peterson	75,000
Shashi Karan	57,500
 ”
*****

Securities and Exchange Commission
Division of Corporation Finance
January 21, 2010

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D. President and Chief Executive Officer

cc:	Shashi Karan Oncothyreon Inc. Patrick Schultheis Wilson Sonsini Goodrich & Rosati, Professional Corporation Donald Heisler Dave Wilson Deloitte & Touche LLP